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10 April 2006

06012543

VIA MESSENGER

File No. 040006-0000

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

82-34770

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara AGM and new buy-back program" dated 10 April, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

SEC MAIL PROCESSING
RECEIVED
APR 12 2006
WASH, D.C.
192
SECTION

Enclosure

dlw 4/17

Yara AGM and new buy-back program

Oslo (2006-04-10): Yara International ASA will hold its Annual General Meeting on Thursday 11 May 18.00 CET at the Radisson SAS Scandinavia Hotel, Oslo. The Board asks the General Meeting to cancel already bought back shares and to authorize a new share buy-back program.

As part of the existing share buy-back program Yara has bought back approximately 7.5 million shares. The Norwegian State has committed itself to participate on a pro-rata basis, so that the State's ownership remains constant at 36.21%. This will be implemented by the redemption of approximately 4.3 million shares today owned by the Norwegian State. The price for the 4.3 million shares will be equal to the average price paid for the 7.5 million shares bought back in the market with the addition of interest. After the cancellation/redemption of in total approximately 11.8 million shares, total issued shares in Yara will amount to 303.0 million shares.

Furthermore, the Board proposes that the existing buy-back program is replaced by a new program, authorizing the Board to acquire up to 5% of Yara's shares within the next 12 months. Shares may be purchased within a price range of NOK 10 to NOK 300. The shares may either be used for cancellation or as payment in business transactions. The company has entered into a new agreement with the Norwegian State to the effect that the State's shares will be redeemed on a pro-rata basis so that the State's ownership is unchanged in the event of a cancellation of the shares bought back.

The complete notice of the Annual General Meeting will be distributed to Yara's registered shareholders and is also available on Yara's website http://www.yara.com/en/investor_relations/financial_calendar/index.html

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com